14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

February 3, 2015

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	H. Roger Schwall, Assistant Director
Norman von Holtzendorff, Senior Counsel

Re:	Gulfport Energy Corporation
Registration Statement on Form S-4
Filed November 6, 2014
File No. 333-199905

Dear Messrs. Schwall and Holtzendorff:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 1, 2014 with respect to Form S-4 filed November 6, 2014 (the “Form S-4”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response.

Registration Statement on Form S-4

1.	As you know, on September 30, 2014, we issued follow-up comments relating to our review of your Form 10-K for the fiscal year ended December 31, 2013. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until any outstanding issues relating to our review of the Form 10-K have been resolved.

Response: In response to the Staff’s comment letters relating to the Company’s 10-K referenced by the Staff in Comment 1 above, the Company has filed response letters and provided the Staff with supplemental information. The Company continues to work with the Staff to resolve any remaining comments with respect to the Company’s 10-K, but was informed by the Staff that the Staff will not object to the Company’s request to accelerate the effectiveness of the Form S-4 at this time.

United States Securities and Exchange Commission

February 3, 2015

2.	Please ensure that you check the appropriate box on the cover of your registration statement to indicate whether the company is a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

Response: In response to the Staff’s comment, the Company filed Amendment No. 1 (“Amendment No. 1”) to the Form S-4 on February 3, 2015, checking the box on the cover of Amendment No. 1 to indicate its status as a large accelerated filer.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Keri Crowell
Keri Crowell Vice President and Controller

cc:	Seth R. Molay, P.C.